Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is made only by the Offer to Purchase, dated June 13, 2011, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares.  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.  In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
OPTIONABLE, INC.
at
$0.035 Net Per Share
by
MARK NORDLICHT

Mark Nordlicht, an individual (the “Purchaser”), is offering to purchase all of the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Optionable, Inc., a Delaware corporation (“Optionable”), at a purchase price of $0.035 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated June 13, 2011, and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

Shareholders of record who tender directly to VStock Transfer LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer.  Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 15, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by the Purchaser, represents at least 10% of the total number of Shares outstanding on a fully diluted basis as of the date of this Offer to Purchase, (ii) Optionable’s Board of Directors having approved the Offer or the Purchaser is otherwise satisfied in his sole discretion that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover laws are inapplicable to the Offer, (iii) Optionable not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s ability to acquire Optionable or otherwise diminishing the expected value to the Purchaser of the acquisition of Optionable.

The term “Expiration Date” means 5:00 p.m., New York City time, on Friday, July 15, 2011, unless the Purchaser, in his sole discretion, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

After the expiration of the Offer and acceptance for payment of the Shares validly tendered in, and not validly withdrawn from, the Offer, the Purchaser may decide to commence a subsequent offering period.  A subsequent offering period, if included, will be an additional period of between three and 20 business days beginning on the next business day following the Expiration Date, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price.  If the Purchaser provides a subsequent offering period, the Purchaser will accept for payment and promptly pay for all Shares that were validly tendered during the initial offering period.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer.  Upon the terms and conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of transmitting such payments to the tendering shareholders.  Under no circumstances will the Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, the Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at the addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. The Purchaser will determine, in his sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. Neither the Purchaser or any of his affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

A request is being made to Optionable, Inc. for use of its shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares.  Upon compliance by Optionable, Inc. with this request, this Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed by us or by the Information Agent to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists of Optionable, Inc., or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.  Alternatively, if Optionable, Inc. so elects, the materials will be mailed to shareholders by Optionable, Inc.

The receipt of cash by a holder of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes.  See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer.  You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer.

The Offer to Purchase and the related Letter of Transmittal contain important information.  Shareholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth below.  Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.  Such copies will be furnished promptly at the Purchaser’s expense.  The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent and Depositary for the Offer is:

77 Spruce Street
Suite 201
Cedarhurst, New York 11516
Toll Free Telephone (855)-987-8625

June 13, 2011